DKB Brands Inc
Financial Statements
From inception (June 13, 2019) to December 31, 2019
(Unaudited)

DKB Brands Inc
Index to the Financial Statements
(Unaudited)

Fei Qi, CPA
4040 75th ST
Elmhurst, NY 11373
540.558.8339 fei.qi@feiqicpa.com
www.feiqicpa.com

Independent Accountant Review Report

To Managing Member
DKB Brands Inc
San Jose, CA

We have reviewed the accompanying consolidated financial statements of DKB Brands Inc, which comprise the balance sheets as of December 31, 2019, the related consolidated statements of income, changes in shareholder's equity and statement of cash flows for years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

February 18, 2021

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DKB Brands Inc
Balance Sheet
December 31, 2019
(Unaudited)


	December 31, 2019
ASSETS	
Current Assets	
Bank Account	$ 21,009
Total Current Assets	21,009
Operating Lease right of use	42,109
Other Assets	
Deposits	10,100
Total Other Assets	10,100
TOTAL ASSETS	73,218
LIABILITIES	
Current Liabilities	
Accounts Payable	10,192
Accrued Expenses	184
Total Current Liabilities	10,376
Long Term Liability	
SAFE	100,000
Total Long-Term Liabilities	100,000
Operating Lease Liability	42,109
TOTAL LIABILITIES	152,485
EQUITY	
Common Stock (10,000,000 authorized, 80,000,000 issued and outstanding for value of $0.00001)	80
Retained Earnings	(79,347)
TOTAL EQUITY	(79,267)
TOTAL LIABILITIES AND EQUITY	$ 73,218


DKB Brands Inc
Statements of Income
From inception (June 13, 2019) to December 31, 2019
(Unaudited)


	December 31, 2019
INCOME	
Other Income	$ 70
Total Income	70
EXPENSES	
General Administrative Expenses	10,874
Rent and Lease	19,517
Payroll Expenses	29,786
Other expenses	19,237
Total Expenses	79,417
NET INCOME	$ (79,347)

DKB Brands Inc
Statements of Stockholder's Deficit
For the years ended December 31, 2019
(Unaudited)

	Issued Common Stocks		Additional Paid-In Capital	Retained Earning Owner Equity	Total
	Number	Amount			
BALANCE, JUNE 13, 2019	-	-	$ -	$ -	$ 0
CONTRIBUTION	8,000,000	80			80
NET INCOME (LOSS)				(79,347)	(79,347)
BALANCE, DECEMBER 31, 2019	8,000,000	$ 80	$ 0	$ (79,347)	$ (79,267)

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DKB Brands Inc
Statements of Cashflows
From inception (June 13, 2019) to December 31, 2019
(Unaudited)


		December 31, 2019
OPERATING ACTIVITIES		
Net Income	$	(79,347)
Security Deposits		(10,100)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable		10,192
Credit Cards		184
Net cash provided by operating activities		(79,071)
FINANCING ACTIVITIES		
Contribution		80
SAFE		100,000
Net cash provided by financing activities		100,080
NET CASH INCREASE FOR PERIOD		21,009
CASH AT END OF PERIOD		21,009

DKB Brands Inc
Notes to Financial Statements
December 31, 2019
(Unaudited)

NOTE 1: ORGANIZATION AND NATURE OF OPERATIONS:

DKB Brands Inc ("The Company") is a partnership organized under the laws of the State of Delaware and domiciled in California. The Company was incorporated on June 13, 2019 and produce beer via contract brewing by partnering with local breweries.

NOTE 2: GOING CONCERNING MATTERS:

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained a net operating loss of $79,347 in 2019. The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise additional funds to meet obligations through a Reg CF funding campaign. The founders of the company have the financial means to support working capital of the company. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 18, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of California.

Plant, Property, and Equipment
The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

NOTE 4:   DEBT:

SAFE agreements
The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares

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of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class. The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

On July 10, 2019, the Company issued a SAFE agreement of $100,000 at $1.5M cap, with 20% discount with Primer Sazze Fund I, LP. This agreement was voided and combined with additional investment in 2020. In 2020, the Company issued 4 SAFE agreements. (See Note 9 Subsequent Events).

NOTE 5:   *EQUITY:*

Under the Company's original articles on incorporation in effect, the Company authorized 10,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of December 31, 2019, 8,000,000 common stocks were issued to the founder of the Company, Youngwon Lee.

NOTE 6:   *FAIR VALUE MEASUREMENT:*

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows: Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method. Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE 7:   *CONCENTRATION OF CREDIT RISK:*

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 8:   *COMMITMENTS AND CONTINGENCIES:*

The Company is not involved in any legal matters, nor it has any pending litigations against it.

NOTE 9:   *RELATED PARTY TRANSACTIONS:*

As of December 31st, 2019, the Company records no related party transactions.

NOTE 10:   *LEASE:*

The Company leases an office for $3,600 a month. The operating lease liability of $42,109 at December 31, 2019 represents an incremental interest rate of 4.75% and future lease payments of $43,200.

NOTE 11:   *SUBSEQUENT EVENTS:*

Management considered events subsequent to the end of the period but before February 18, 2021, the date that the financial statements were available to be issued.

On January 13, 2020, the Company canceled the SAFE agreement issued to Primer Sazze Fund I, LP on July 10, 2019. The Company reissued a SAFE agreement totaling $300,000 at 2.5M cap, no interest rate, and with 20% discount to Primer Sazze Fund I, LP.

Doc ID: e7da08333a4c845b918582ba6456ecc4e930f733

On December 17, 2020, the Company issued the SAFE agreement totaling $100,000 at $4M cap, no interest, and with 20% discount to Primer Sazze Fund I, LP

On October 22, 2020, Company issued the SAFE agreement totaling $25,000 at $4M cap, no interest, and with 20% discount to Michael Kwon.

On September 16, 2020, Company issued the SAFE agreement totaling $20,000 at $4M cap, no interest, and with 20% discount to Daniel S Lee.

On September 14, 2020, Company issued the SAFE agreement totaling $25,000 at $4M cap, no interest, and with 20% discount to Junghoon Ahn.